November 30, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alyssa Wall

Re:	FTAI Infrastructure Inc. Registration Statement on Form S-3 Filed November 22, 2022 File No. 333-268508

Dear Ms. Wall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAI Infrastructure Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on November 22, 2022 (File No. 333-268508) to 4:00 p.m., Eastern Time, on December 2, 2022, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

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[Signature Page Follows]

United States Securities and Exchange Commission
November 30, 2022

Very truly yours,

FTAI Infrastructure Inc.

By:	/s/ BoHee Yoon
	Name:	BoHee Yoon
	Title:	Secretary

cc: Michael J. Schwartz, Esq.